UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 22, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis appoints Karen Hale as Chief Legal Officer

Basel, March 22, 2021 — Novartis announced today the appointment of Karen L. Hale as Chief Legal Officer. She will report to Vas Narasimhan, M.D., CEO of Novartis and become a member of the Executive Committee of Novartis (ECN), effective May 15, 2021. Ms. Hale will be based in Basel, Switzerland and succeeds Shannon Klinger. Tom Kendris will continue as Chief Legal Officer ad interim until Ms. Hale joins.

Ms. Hale brings to Novartis over 20 years of deep, global legal and compliance experience in the pharmaceutical industry. She joins Novartis from AbbVie where she held the role of Vice President, Deputy General Counsel. Prior to this, she held the position of Chief Ethics & Compliance Officer at AbbVie for 6 years, leading the global compliance program and acting as a trusted advisor to AbbVie’s Executive Leadership Team and Board of Directors. Ms Hale joined Abbott in 1997 and transitioned when AbbVie was created. She has overseen and managed complex commercial litigation globally and provided counsel on a variety of significant corporate issues.

Prior to joining Abbott, she was an associate attorney with the law firm Sidley & Austin in Chicago, Illinois. Karen earned a bachelor's degree in economics from Duke University and a Juris Doctor (JD) degree from the College of William and Mary in Virginia.

“Karen is a proven senior legal leader with extensive global experience across key healthcare legal and compliance domains. She also brings to the Novartis executive team deep US experience and a passion to advance racial justice,” said Vas Narasimhan, CEO of Novartis. “I welcome her to Novartis and look forward to her contributing to Novartis’ journey of reimagining medicine. I want to thank Tom Kendris for his continued service in this time of transition and for his ongoing commitment to Novartis.”

Karen Hale said, “I am excited to join Novartis, a company dedicated to addressing some of society’s most challenging healthcare conditions using innovative science and technology.  As a member of the ECN, I look forward to contributing to the company’s continued success.”

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “appoints,” “appointment,” “will,” “continue,” “until,” “become,” “effective,” “look forward,” “ongoing,” “commitment,” “continued,” “ad interim,” “may,” “could,” “expectations,” or similar terms, or by express or implied discussions regarding the appointment of Karen Hale as Chief Legal Officer of Novartis and a member of the ECN. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Ms. Hale will ultimately assume the role of Chief Legal Officer, or on any particular date. In particular, our expectations regarding the outcome of the forward looking statements in this press release could be affected by, among other things, general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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Novartis Media Relations
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Richard Jarvis Novartis Strategy & Financial Communications +44 7966 118 652 richard.jarvis@novartis.com	Julie Masow Novartis US External Engagement +1 862 579 8456 julie.masow@novartis.com

Novartis Investor Relations
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E-mail: investor.relations@novartis.com

Central		North America
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 22, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting